VIA FACSIMILE AND OVERNIGHT MAIL

May 12, 2008

John P. Nolan Accounting Branch Chief Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street N.E. Washington, D.C. 20549

Dear Mr. Nolan:

The purpose of this letter is to respond to a comment on the Form 10-K for the fiscal year ended December 31, 2007 (the “Form 10-K”) filed by Belport Capital Fund LLC (the “Fund”), contained in a letter dated April 29, 2008 to Thomas E. Faust Jr. from you. The comment and response are set forth below.

Comment 1: We note your disclosure that Belport Realty owns 100% of the Class A shares of your two real estate joint ventures, which represents 75% of the initial economic interest in each joint venture. We also note that you filed an Item 4.02 Form 8-K on June 5, 2007 in which you determined that consolidation of these joint ventures, as previously reported, was not appropriate since you did not have voting rights to control significant decisions. As a result, you restated your historic financial statements which were reflected in your Form 10-K for the period ended December 31, 2006. Please tell us how de-consolidation of these joint ventures is appropriate based upon the following disclosures in your filing:

  On page 9 you disclose that ERP and ASN each own 25% of the voting shares of Bel Multifamily and Monadnock, respectively, for which Belport Realty owns the balance of such shares; and
  On page 53 you disclose that the primary distinction between the Class A shares and the Class B shares, held by unrelated parties, relates only to distribution priority.

Please provide us with excerpts from each of your joint venture agreements which describes the shareholder rights for each of your Class A shares and clearly substantiates that your Class A shares do not have voting rights. Additionally, if these shares do not have voting rights, please revise the relevant sections of your future filings appropriately. Please provide us with a copy of your proposed disclosures.

Response to Comment 1:

Through its control of the day-to-day operations of the real estate joint venture (“REJV”) and its properties, as well as its required consent to all major decisions affecting the REJV, the minority economic interest holder (the “Operating Partner”) in each REJV has significant participating rights and responsibilities with respect to the REJV. The significant participating rights held by the Operating Partner prevent the Fund from exercising unilateral control over the activities of

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each REJV. Therefore, the Fund concluded that the existence of these rights precludes consolidation of the REJV under the applicable accounting literature.

The relative rights and responsibilities of its owners are established pursuant to each REJV’s charter (the “Charter”). Excerpts from the Charters of the REJVs, Monadnock Property Trust, LLC (“Monadnock”) and Bel Multifamily Property Trust (“Bel Multifamily”) are attached as Appendix A and referred to herein. As stated on page 9 of the Form 10-K and noted in your comment, the Operating Partner in each REJV owns 25% of the voting shares of that REJV and the Fund’s controlled real estate subsidiary, Belport Realty Corporation (“Belport Realty”), owns the balance of such shares. The relationship between Belport Realty and the Operating Partner is typical of joint ventures established within the real estate industry to share in the ownership of real estate, where one partner (in this case, Belport Realty) contributes capital to own a long term interest in real properties and the other partner (here, the Operating Partner) contributes capital or real estate and expertise in managing the property.

Each Charter provides that control of the REJV is vested in a Board of Managers or Trustees (as the case may be). See Article 3.1 of the Monadnock Charter and Article 3.1 of the Bel Multifamily Charter. Belport Realty is entitled to appoint a majority of the Board and the Operating Partner appoints the remaining members. See Article 3.1(a) of the Monadnock Charter and Article 2.1 of the Bel Multifamily Charter. Under each REJV’s Charter and as disclosed on page 9 of the Form 10-K, all “major decisions” of the Board require its unanimous approval. See Article 3.1(b) of the Monadnock Charter and Article 3.3(a) of the Bel Multifamily Charter. As described below, all other REJV decisions are delegated to the Operating Partner in its role as REJV administrator. Major decisions include all significant actions with respect to the REJV, including:

  Disposing, transferring, selling or acquiring property;
  Dissolving or terminating the REJV;
  Authorizing and issuing additional interests in the REJV;
  Merging or reorganizing the REJV;
  Changing the REJV from a REIT for federal tax purposes;
  Issuing any instruments of indebtedness (other than in the ordinary course of business);
  Amending or modifying existing loan documents or any refinancings;
  Discontinuing the operations of the REJV;
  Repurchasing or redeeming interests in the REJV;
  Approving the annual budgets;
  Filing for bankruptcy or similar actions and making an assignment for the benefit of creditors;
  Approving capital expenditures over a certain dollar amount;
  Settling litigation claims over a certain dollar amount; and
  Designating independent auditor.

We believe, in relation to the major decisions, the approval of the annual budget is a significant participating right as the budgeting process is a substantive process.

In addition to its voting rights, each Operating Partner has significant rights and responsibilities in its role as administrator and property manager of the REJV. As administrator, each Operating Partner manages the REJV's business and affairs, including all actions other than major decisions, which (as described above) require the unanimous approval of the Board. These details can be

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seen in Article 3.2 of the Monadnock Charter and Article 3.2 of the Bel Multifamily Charter. There is no ability for the Board to remove the administrator of Monadnock and the Board may remove the Bel Multifamily administrator only under very limited circumstances (e.g., for cause -gross negligence or fraud), if the administrator is no longer affiliated with the Operating Partner, or there is an uncured default under the administration agreement. See Bel Multifamily Charter Section 3.3(b)(i) . As property manager, each Operating Partner supervises and directs the leasing, management and operation of all REJV property. The Operating Partner may be removed as Bel Multifamily’s property manager under similar circumstances as described above for removal of Bel Multifamily’s administrator. See Bel Multifamily Charter Section 3.3(b)(ii) . Unanimous Board approval of a new property manager is required to replace the Operating Partner as property manager of Monadnock (effectively restricting Belport Realty’s ability to make such a replacement).

The aforementioned structure affords the Operating Partner in each REJV significant participating rights in the activities and direction of the REJV through both its day-to-day responsibilities as administrator and property manager and its ability to approve or veto all major decisions. In contrast, Belport Realty has a limited right to participate in the management of the REJV because the day-to-day operation of the REJV has been delegated to the Operating Partner, which removes Belport Realty from REJV activities and decisions in the ordinary course of business. Moreover, despite its ownership of a majority economic interest in each REJV, Belport Realty does not have the ability to make unilateral decisions on behalf of the REJV. While Belport Realty must consent to major decisions of the REJV, this right (effectively a veto right) is protective in nature.

From an accounting perspective, we have, as required, considered FASB Interpretation No. 46 (revised December, 2003), Consolidation of Variable Interest Entities, an interpretation of ARB 51 (“FIN 46R”). Upon review, we determined that the Fund was not subject to the scope of FIN 46R, per paragraph 36, because the Fund accounts for its investments in accordance with the specialized accounting in the AICPA Audit and Accounting Guide “Audits of Investment Companies (“AICPA Guide”). The scope exception of the Fund from FIN 46R was reaffirmed upon the release of FASB Staff Position No. FIN 46R-7, Application of FASB Interpretation No. 46R to Investment Companies in May, 2007. Given that the Fund was scoped out of FIN 46R, our analysis of whether or not to consolidate the REJVs involved analysis of Accounting Research Bulletin 51, Consolidated Financial Statements (“ARB 51”), and Statement of Financial Accounting Standards No. 94, Consolidation of All Majority-Owned Subsidiaries, an amendment of ARB No. 51, and related interpretations. Paragraph 2 of ARB 51 states, in part:

“The usual condition for a controlling financial interest is ownership of a majority voting interest, and therefore, as a general rule ownership by one company, directly or indirectly, of over fifty percent of the outstanding voting shares of another company is a condition pointing toward consolidation. However, there are exceptions to this general rule. A majority-owned subsidiary shall not be consolidated if control does not rest with the majority owner…” (emphasis added)

Our analysis of this literature supports the contention that control does not rest with the majority owner. This concept is addressed under Emerging Issues Task Force (EITF) 96-16, Investor’s Accounting for an Investee When the Investor has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights for corporate entities. EITF 96-16 states that where the minority holder can effectively participate in

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significant decisions in the ordinary course of business “control does not rest with the majority owner because the investor with the majority voting interest cannot cause the investee to take an action that is significant in the ordinary course of business if it has been vetoed by the minority shareholders.”

In light of the above-described facts and after considering relevant accounting guidance cited above, management of the Fund concluded that it was appropriate to de-consolidate the REJVs and account for them by the equity method. In the future, the Fund will revise its Form 10-K disclosure to better clarify the roles of Belport Realty and the Operating Partner in the management of the REJV. Specifically, the Fund proposes to replace the second paragraph under “The Fund’s Real Estate Investments – Real Estate Joint Venture Investments” in Item 1 with the following (new text is underlined):

A board of trustees or managers controls the business of each Real Estate Joint Venture. Each of Belport Realty and the minority investor in a Real Estate Joint Venture has representation on the board and the unanimous consent of the board is required for all major decisions (which include such actions as (i) capital transactions (i.e., acquisitions, dispositions or financings); (ii) organizational events (i.e., mergers or liquidation); and (iii) operating plans (i.e., annual budgets)). The board of each Real Estate Joint Venture has delegated the day-today administration of the Real Estate Joint Venture and the day-to-day management of its real properties to the principal minority investor in the Real Estate Joint Venture or an affiliated company thereof (the Operating Partner). Through its control of the day-to-day operations of the REJV and its properties, as well as its required consent to all major decisions affecting the REJV, each Operating Partner has significant participating rights and responsibilities with respect to the REJV. The Operating Partners receive management related fees from Bel Multifamily and Monadnock and, in addition, are reimbursed for certain payroll and other direct expenses incurred.

We also propose to revise the disclosure on page 53 to be consistent with the foregoing.

We acknowledge that, with respect to the Fund:

  the Fund is responsible for the adequacy and accuracy of the disclosure in its filing;
  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to filings; and
  the Fund may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the Untied States.

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Should you have any questions or comments regarding this letter, please contact the undersigned at 617-598-8380.

Sincerely, /s/ Andrew C. Frenette Andrew C. Frenette Chief Financial Officer

cc:	Thomas E. Faust Jr., Fund Chief Executive Officer
John Spitz, SEC Staff Accountant
Timothy Jacoby, Deloitte & Touche LLP

Appendix A

Excerpts from the Amended and Restated Limited Liability Agreement of Monadnock Property Trust, LLC

Section 3.1(a) and (b)

     3.1 Board of Managers. (a) Establishment of Board of Managers. The Company shall have a board of managers (the “Board of Managers”) which shall consist of five (5) individuals (each, a “Manager”) of whom three (3) shall be appointed by the Class A Members and two (2) by the Class B Members. The holders of each Class of Units shall have the right to remove and designate replacements of those Managers appointed by such Class by written notice to the Company, effective upon the later of: (i) the date set forth in such notice; and (ii) the Company’s receipt of such notice. The Managers shall appoint, by majority vote of the then current Managers, one of the Managers to preside at meetings of the Board of Managers, and such Manager shall preside over all meetings of the Company.

     (b) Authority of Board of Managers. (i) The Board of Managers shall make all decisions with respect to all Major Decisions. At the date hereof, no Member, in its capacity as such or as Administrator, shall have the power and authority to act for and bind the Company unless such matter has been approved by the Board of Managers as set forth herein.

     (ii) Any action or decision of the Board of Managers shall require the unanimous consent or vote of the Managers. The Board of Managers, acting solely through the unanimous consent or vote of the Managers, shall have all of the rights, powers, authority, duties and voting rights of the board of directors of a corporation organized under the laws of the State of Delaware.

The definition of “Major Decisions” as contained in Article I is as follows:

     “Major Decisions” shall mean each of the following decisions affecting the Company or any Subsidiary thereof:

     (i) disposing, transferring, selling, acquiring or substituting any Property or entering into any master lease or ground lease with respect to any Property;

     (ii) funding any capital expenditure that (A) would not commonly be considered to be in the normal course of the Company’s business or (B) is in an amount equal to or greater than $50,000 per property per year and is not covered by insurance;

     (iii) designating the Accountant (other than Deloitte Touche Tohmatsu) or any other accountant to be retained by the Company;

     (iv) initiating or settling any litigation, the value in controversy of which is equal to or greater than $100,000 or would otherwise be considered material to the operations of the Company;

       (v) dissolving, terminating and winding up the Company or any Subsidiary;

     (vi) authorizing any additional Units or issuing any authorized, but issued, Units (other than initial issuance of the Class C Units);

       (vii) changing the business of the Company or any of its Subsidiaries;

     (viii) merging or consolidating the Company or any of its Subsidiaries with any other entity or converting or reorganizing the Company into any other form of Entity;

     (ix) forming any Subsidiary or entering into any partnership, limited liability company or other joint venture, acquiring any equity interests in or otherwise making any equity investment in any other entity or amending any organizational documents pursuant to which such entity was formed;

     (x) (A) causing the Company or any Subsidiary to employ any individual, or otherwise engage any Person outside of the ordinary course of business, if such employment or engagement is material, or (B) entering into any employment agreement with any Person for employment with the Company or any Subsidiary;

     (xi) changing the classification of the Company for Federal income tax purposes to a classification other than as a REIT;

     (xii) issuing shares, bonds, debentures, notes or other evidences of indebtedness, which may be secured or unsecured and may be subordinated to any indebtedness of the Company, for cash, property or other consideration (including securities issued or created by, or interests in, any Person);

     (xiii) borrowing money and giving negotiable or nonnegotiable instruments therefore (including any determination pursuant to Section 4.3 to borrow money); or guarantying, indemnifying or acting as surety with respect to payment or performance of obligations of third parties; entering into other obligations on behalf of the Company, relating to reimbursement on letters of credit or other financial obligations, not otherwise in the ordinary course of business; and assigning, conveying, transferring, mortgaging, subordinating, pledging, granting security interests in, encumbering or hypothecating any Property to secure any indebtedness of the Company or any other of the foregoing obligations of the Company;

     (xiv) amending, restating or modifying any documents securing or otherwise evidencing any of the New Loans or refinancing the loans made thereunder;

       (xv) discontinuing the operations of the Company;

       (xvi) repurchasing or redeeming Units and other securities issued by the Company;

      (xvii) appointing a Property Manager and entering into or amending a Property Management Agreement with such Property Manager or, subject to Section 3.1(b)(vii) hereof, removing the Property Manager (it being acknowledged that approval of the Board of Managers for the appointment of Archstone Communities Incorporated as the Property Manager pursuant to any Management Agreement entered into on the date hereof has been given and it being further acknowledged that Archstone Communities Incorporated shall be appointed as Property Manager, without prior approval of the Board of Managers or the Members, for any new Properties acquired by the Company after the date hereof as long as, at such time, Archstone Communities Incorporated is acting as Property Manager with respect to at least one Property owned by the Company);

     (xviii) approving an annual budget (each, an “Annual Budget”) for each Property in respect of the upcoming Fiscal Year (including the establishment of any operating, capital or other reserves) commencing with Fiscal Year 2002 (it being understood that the Members have heretofore approved the Annual Budget for the Fiscal Year 2001); provided however, that in the event that the Board of Managers has not approved an Annual Budget for any given Fiscal Year in respect of two (2) or fewer Properties prior to the beginning of such Fiscal Year, (A) during the period from the first day of such Fiscal Year until such Annual Budget is so approved, (1) those line items in the prior Annual Budget for any such Property that relate to uncontrollable operating expenditures (including, without limitation, real estate taxes and insurance premiums), shall continue in effect using the actual amounts for those line items in the prior Annual Budget for any such Property that relate to recurring, controllable operating expenditures shall continue in effect as set forth for the prior Fiscal Year (as such amount shall be adjusted on January 1 of each year to reflect any increase of the CPI from that of the previous January 1) and (2) an amount equal to the product of $500 and the number of rental units at the applicable Property may be spent on capital expenditures at such Property as reasonably determined by the Administrator, and (B) in the event that an Annual Budget is not approved prior to March 1 of the applicable Fiscal Year in respect of any such Property, either Member may exercise its right pursuant to Section 6.11 hereof in respect only of any such Property and provided, further, however, that (y) the provisions of clauses (A) and (B) above may not be applicable to more than two (2) Properties at any time, and (z) Section 6.11 hereof may not be invoked during the term of this Agreement pursuant to clause (B) above with respect to more than five (5) Properties;

     (xix) taking of any of the following actions on behalf of the Company: the voluntary commitment of any act of bankruptcy (or any similar act of insolvency) or the filing of a voluntary petition in bankruptcy; the filing of a voluntary petition or answer seeking reorganization or arrangement with creditors or seeking to take advantage of any insolvency laws; the application for or consent in writing to the appointment of a receiver for the Company or its assets; making a general assignment for the benefit of creditors; or filing an answer consenting to a petition filed against the Company in any bankruptcy, reorganization or insolvency proceeding;

     (xx) consenting to the execution of any agreements (each, an “Archstone Agreement”) between the Company and the Archstone Member or an Affiliate of the Archstone Member (other than an Affiliate of the Archstone Member that is an Affiliate due solely to the Archstone Member’s interest in the Company), including any Property Management Agreement, it being understood that the Property Management Agreements entered into on or before the date hereof have been approved by the Board of Managers; or consenting to the assignment of any Archstone Agreement when consent is required pursuant to the terms of such Archstone Agreement;

     (xxi) any other decision expressly provided to be determined by the Board of Managers pursuant to Sections 2.2, 2.7(L), 3.1 (and the related definition of “Major Decisions”), 4.3, 6.11(f)(i), 8.4, 11.7 and Article 9 hereof; or

     (xxii) Notwithstanding the foregoing, the parties acknowledge that the Administrator shall have the authority (without the approval of the Board of Managers) to perform and discharge all of the Company’s duties and obligations with respect to the closing and consummation of the New Loans (as such term is defined in the Contribution Agreement and the Contracts of Sale), including, without limitation, the formation and organization of any subsidiaries of the Company, the contribution of Properties to such subsidiaries, and the execution and delivery of any and all such documents and instruments upon the closing thereof.

Section 3.2

     3.2 Administrator. The Board of Managers hereby delegates to the Administrator the responsibility for the management of the Company’s business and affairs (except for the matters described in Section 3.1 hereof and other matters expressly reserved to the Board of Managers under this Agreement) and for the implementation of the decisions of the Board of Managers. The Administrator shall devote such time and effort to the Company as it deems reasonably necessary for the conduct of the Company’s business, including, without limitation, the following, all of which shall be at the Company’s expense:

     (a) In accordance with any approved Annual Budget or where such expenditure is expressly permitted hereunder and would not constitute a Major Decision, to pay any and all necessary or appropriate expenses associated with the operation of the Company;

       (b) To operate the Properties with a profit motive;

     (c) To perform and discharge all of the Company’s duties and obligations with respect to the closing, consummation of and performance under the New Loans (as such term is defined in the Contribution Agreement and the Contracts of Sale), including, without limitation, the formation and organization of any subsidiaries of the Company, the contribution of Properties to such subsidiaries, and the execution and delivery of any and all documents and instruments in connection therewith.

     (d) Subject to the terms and conditions of this Agreement, to engage in any kind of activity and perform and carry out contracts of any kind necessary or incidental to or in connection with the accomplishment of the purposes of the Company as may be lawfully carried out or performed by a partnership under the laws of each state in which the Company is then formed or registered or qualified to do business.

     (e) Prepare or cause to be prepared for execution by the Company all forms, reports and returns, if any, required to be filed by the Company under applicable federal, state or local laws and any other requirements relating to the employment of personnel.

     (f) Apply for, obtain, and maintain, in the name of the Company, all licenses and permits (including deposits and bonds) required of the Company in connection with the operation of the Properties.

     (g) Acquire and enter into any contract of insurance which the Administrator deems necessary or appropriate for the protection of the Company, for the conservation of its assets or for any purpose convenient or beneficial to the Company.

     (h) Subject to the terms and conditions of this Agreement, including without limitation Section 3.1, to employ, where and if required, such accountants, agents and attorneys as the Administrator may from time to time determine to be necessary.

     (i) Subject to the terms and conditions of this Agreement, execute any and all agreements, contracts, documents, certifications and instruments necessary or convenient in connection with the operation of the Company.

     In respect of matters delegated to the Administrator pursuant to this Section 3.2, any Person dealing with the Administrator with respect to the conduct of the affairs of the Company be obligated to ascertain that the terms of this Agreement have been complied with, or be obligated to inquire into the necessity or expediency, of any action of the Administrator.

Excerpts from the Declaration of Trust of Bel Multifamily Property Trust

Section 2.1(a)

      2.1 Number, Term of Office and Qualifications of Trustees.

     (a) The number of Trustees shall be four. The Class A Voting Shareholders acting by a majority in interest shall have the right to appoint three Trustees. The Class B Voting Shareholders acting by a majority in interest shall have the right to appoint one Trustee. Trustees shall be designated by the Class A Voting Shareholders acting by a majority in interest and Class B Voting Shareholders acting by a majority in interest, respectively, by written notice to the Shareholders. The initial Trustees appointed by the Class A Voting Shareholders shall be William IL Cross, Thomas E. Faust, Jr., and Alan Dynner and the initial Trustee appointed by the Class B Voting Shareholders shall be David J. Neithercut.

Section 3.1, Section 3.2, Section 3.3(a) and Section 3.3(b)

     3.1. Power and Authority of Trustees. The Trustees, subject only to the specific limitations contained in this Declaration of Trust, shall have, without further or other authorization, and free from any power or control on the part of the Shareholders, full, absolute and exclusive power, control and authority over the Trust Estate and over the business and affairs of the Trust to the same extent as if the Trustees were the sole owners thereof in their own right and may do all such acts and things as in their sole judgment and discretion are necessary for or incidental to or desirable for carrying out or conducting the business of the Trust. Any construction of this Declaration of Trust or any determination made in good faith by eighty percent (80%) of the four Trustees required to be appointed pursuant to Section 2.1 as to the purposes of the Trust or the existence of any power or authority hereunder shall be conclusive. In construing the provisions of this Declaration of Trust, the presumption shall be in favor of the grant of powers and authority to the Trustees. The enumeration of any specific power or authority herein shall not be construed as limiting the aforesaid powers or the general powers or authority or any other specified power or authority conferred herein upon the Trustees.

     3.2. Administrator. The Trustees shall appoint an Administrator who shall have all of the powers and authority of the Trustees, other than with respect to the Major Decisions set forth in Section 3.3. The initial Administrator shall be ERP Operating Limited Partnership, an Illinois limited partnership. The Trust and the Administrator shall enter into an Administrative Agreement providing such additional terms relating to the management of the Trust as the Trustees may authorize.

      3.3. Major Specific Powers and Authority.

     (a) Notwithstanding the provisions of Section 3.2, only the Trustees without any action or consent by the Shareholders, shall have and may upon the decision of eighty percent (80%) of the four Trustees required to be appointed pursuant to Section. 2.1 exercise at any time and from time to time the following powers and authorities (each a “Major Decision”):

     (i) sell, acquire, dispose of, mortgage, pledge, hypothecate or substitute any of the Properties of the Trust or enter into any master lease or ground lease with respect to any Property or dispose of any Property or other asset, the sale of which would give rise to built in gain in any transaction other than one in which, pursuant to section 1031 of the Code (or such other nonrecognition transaction as all of the Trustees may agree), no gain or loss would be recognized. In the event of a termination of the Trust, the Trustees shall use their best efforts to wind up the Trust in a tax efficient and equitable manner. For purposes of this paragraph, built in gain shall mean the difference between the tax basis of Property (or an asset received in exchange therefore in a nonrecognition transaction) and the fair market value of that Property at the time of contribution to the Trust;

     (ii) fund any extraordinary capital expenditures relating to the Properties, it being understood that such extraordinary capital expenditures shall be expenditures on a single capital item in one fiscal year of greater than $1 million in the aggregate or $500,000 per Property excluding (A) expenditures approved in a budget, (B) expenditures required to be made pursuant to that certain $143,800,000 mortgage loan made by Berkshire Mortgage Finance Limited Partnership, as lender to BEL-EQR IV Limited Partnership, and CAPREIT Northlake Limited Partnership, a Florida limited partnership, as borrowers and the documents hereafter executed in connection therewith as approved by the Trustees pursuant to Section 3.3(a)(v) hereof (collectively, the “Loan Documents”), and (C) expenditures required by law or by emergency circumstances;

     (iii) issue Shares, bonds, debentures, notes or other evidences of indebtedness, which may be secured or unsecured and may be subordinated to any indebtedness of the Trust, to such Persons for cash, property or other consideration (including Securities issued or created by or interests in, any Person) at such time or times and on such terms as the Trustees may deem advisable, provided the Administrator shall have the authority to issue Class C Shares pursuant to Section 3.2;

     (iv) borrow money and give negotiable or nonnegotiable instruments therefor; or guarantee, indemnify or act as surety with respect to payment or performance of obligations of third parties; enter into other obligations on behalf of the Trust, relating to reimbursement on letters of credit or other financial obligations, not otherwise in the ordinary course of business; and assign, convey, transfer, mortgage, subordinate, pledge, grant security interests in, encumber or hypothecate the Trust Estate to secure any indebtedness of the Trust or any other of the foregoing obligations of the Trust, provided that the Administrator may cause the Trust to borrow funds pursuant to Section 3.5;

     (v) amend, restate or modify any of the Loan Documents or refinance the loans made thereunder;

     (vi) initiate or agree to settle any litigation which has a reasonable likelihood, to result in Material Litigation;

       (vii) discontinue the operations of the Trust;

      (viii) repurchase or redeem Shares and other Securities issued by the Trust;

     (ix) subject to Section 3.3(b), appoint an Administrator and enter into or amend an Administrative Agreement with such Administrator or remove the Administrator;

     (x) subject to Section 3.3(b), appoint a Property Manager and enter into or amend a Property Management Agreement with such Property Manager or remove the Property Manager;

     (xi) approval of an Annual Budget; provided, however, in the event that the Trustees have not approved an Annual Budget for any given year those line items in the prior Annual Budget that relate to recurring expenditures shall continue in effect and each such Annual Budget continuing in effect shall be automatically amended annually to include three percent (3%) escalation on all budgeted expense items, and using the actual amounts incurred for all uncontrollable items, including, but not limited to, real estate taxes and insurance premiums until such time as the new Annual Budget shall have been approved;

       (xii) change the federal income tax status of the Trust from a REIT to any other classification;

     (xiii) any conversion or reorganization of the Trust into any other form of entity or the dissolution, termination or winding up of the Trust;

     (xiv) the sale of all or substantially all of the assets of the Trust, merger or consolidation of the Trust with or into any other entity;

     (xv) the taking of any of the following actions on behalf of the Trust: the voluntary commitment of any act of bankruptcy (or any similar act of insolvency) or the filing of a voluntary petition in bankruptcy; the filing of a voluntary petition or answer seeking reorganization or arrangement with creditors or seeking to take advantage of any insolvency laws; the application for or consent in writing to the appointment of a receiver for the Trust or its assets; making a general assignment for the benefit of creditors; or filing an answer consenting to a petition filed against the Trust in any bankruptcy, reorganization or insolvency proceeding;

       (xvi) to designate an independent auditor;

     (xvii) form any Subsidiary or enter into any partnership, limited liability company or other joint venture, acquire any equity interest in or otherwise make any equity investment in any other entity or amend any organizational documents pursuant to which such entity was formed; provided, however, that without the prior written consent of the Trustees, the Administrator shall have the power and authority to: (A) acquire shares of stock on behalf of the Trust for less than $1,000 of each of (i) Globe Holding Co., Inc., a Delaware corporation (“Globe”), (ii) Broadband Residential, Inc., a Delaware corporation (“BBR”) and (iii) any other corporation providing services to tenants of the properties of the Trust which would otherwise result in rents from such tenants being treated as impermissible tenant service income under Section 856(d)(7) of the Code (with Globe and BBR each a “Service Corporation” and, collectively, the “Service Corporations”); and (B) cause the Trust to jointly elect with such Service Corporation, to treat each such Service Corporation as a taxable REIT subsidiary of the Trust as provided in Section 856(l)(2)(B) of the Code;

     (xviii) to consent to the assignment of the Administrative Agreement or the Property Management Agreement when consent is required pursuant to the terms of such Administrative Agreement or Property Management Agreement, respectively;

     (xix) to take any action which would cause a violation of the special purpose entity requirements pursuant to the terms of the Loan Documents;

     (xx) to require services for which compensation is paid to the Administrator pursuant to the terms of the Administrative Agreement; and

     (xxi) to consent to the execution of any Ancillary Agreements (as defined in the Property Management Agreement and the Administrative Agreement) when consent is required prior to such execution pursuant to the terms of the Property Management Agreement or Administrative Agreement.

     (b) Notwithstanding the provisions of Section 3.2, only the Trustees without any action or consent by the Shareholders, shall have and may upon the decision of seventy-five percent (75%) of the four Trustees appointed pursuant to Section 2.1 exercise at any time and from time to time the following powers and authorities if the Administrator or Property Manager is ERP Operating Limited Partnership or an Affiliate thereof at the time such decision is made (each a “Removal Decision”):

     (i) exercise the rights of the Trust pursuant to the Administrative Agreement to terminate or declare a default pursuant to the terms of and to pursue any remedies in respect of the Administrative Agreement and to appoint a replacement Administrator which is nationally-recognized for its asset management services and has contracts to advise REITs or similar entities with at least $200,000,000 of assets provided that such termination complies with the terms and conditions for termination as set forth in Section 3.3 of the Property Management Agreement;

     (ii) exercise the rights of the Trust pursuant to the Property Management Agreement to terminate or declare a default pursuant to the terms of and to pursue any remedies in respect of the Property Management Agreement and appoint a replacement Property Manager which is nationally-recognized for its property management services and has not less than 25,000 units under its management provided that such termination complies with the terms and conditions for termination as set forth in Section 3.3 of the Property Management Agreement;

     (iii) exercise the rights of the Trust pursuant to that certain Contract of Sale Agreement dated on or about February 22, 2001 between the Trust and ERP Operating Limited Partnership to terminate, declare a default or pursue any remedies pursuant to the terms of such agreement; and

     (iv) appoint a replacement Administrator and a replacement Property Manager, in each case meeting the requirements set forth above, if ERP Operating Limited Partnership or its successor fails to own its present interest in Bel Multifamily, L.L.C.

Pertinent excerpt from the Property Management Agreement of Bel Multifamily, LLC

Section 3.3

3.3. Term. This Agreement shall commence on the date hereof and shall thereafter continue until February 23, 2011. Notwithstanding the foregoing, (a) Owner may terminate this Agreement in the event of Agent’s gross negligence, willful misconduct or fraud at any time on not less than thirty (30) days prior written notice; (b) Owner may terminate this Agreement upon the sale of a Development, in which event this Agreement shall terminate only as to the Development as of the date of closing of such sale; (c) Owner may terminate this Agreement in the event an unpermitted transfer of any of the ownership interest of ERPOP* its successors, and their successors, in Bel Multifamily, LLC, a Delaware limited liability company, occurs, on not less than thirty (30) days’ prior written notice; (d) Owner may terminate this Agreement in the event that the direct or indirect ownership interest of ERPOP or its successors, and their affiliates, in Owner is less than fifteen percent (15%) at any time on not less than thirty (30) days prior written notice; and (e) this Agreement shall automatically terminate upon the dissolution or winding up of the Owner.

*ERPOP is an affiliate of the Operating Partner and provides the property management services.